FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 000-22161

    Corgi International
Limited

    (Exact name of Registrant as specified in
its charter)

    Unit 10, 16/F, Wah Wai Centre, 38-40
      Au Pui Wan Street, Fotan, New Territories Hong Kong, S.A.R.,
China

    (Address of principal executive
offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Exhibit No.

Description

99.1

    Press release dated June 28,
2006

99.1

    Press release dated June 28,
2006

 Corgi International Limited Shareholders Ratify $5.65 million Convertible Debt and Warrant Issuance.

SAN FRANCISCO--(BUSINESS WIRE)--June 28, 2006--Corgi International Limited today announced that, at an Extraordinary General Meeting of Shareholders,
Corgi's shareholders approved a resolution ratifying and approving
Corgi's execution of the Note and Warrant Purchase Agreement (the
"Purchase Agreement") dated April 28, 2006, and the transactions contemplated by the Purchase Agreement. Such transactions include the allotment and issuance of shares of Corgi's American Depositary Shares
("ADSs"), and the ordinary shares underlying such ADSs, upon (i) the conversion of $5.65 million in aggregate principal amount of convertible notes issued pursuant to the terms of the Purchase
Agreement, which notes are currently convertible into ADSs at a rate of $2.00 per ADS, and (ii) the exercise of warrants to purchase an aggregate of 988,750 ADSs, issued pursuant to the terms of the
Purchase Agreement, at an exercise price of $0.07 per share. Such warrants will be exercisable, if at all, when certain conditions are met as set forth in the warrants.
About Corgi International
Corgi International, based in Hong Kong, sells die-cast
collectible products under its own brand. In the U.S., the company is known as Corgi USA. Corgi also produces high quality die-cast and plastic products for multi-national companies that market collectible or gift items worldwide. Corgi has a high-volume manufacturing operation in China and sales offices worldwide. Retailers and consumers interested in more information can call 1-800-800-CORGI, or visit the company's website at: http://www.corgi-international.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORGI INTERNATIONAL LIMITED

(Registrant)

Date: June 28, 2006

       /s/ Ken
      Fowler

       Ken
      Fowler
       Chief
Financial Officer